
July 22, 2015

Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

> **Re:** **Dryships Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **Form 6-K filed on May 12, 2015**
> **File No. 001-33922**

Dear Mr. Nakhleh:

We have reviewed your July 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2015 letter.

Form 20-F for the year ended December 31, 2014 and
Form 6-K filed on May 12, 2015

1. Please provide the Tandy representations originally requested in our letter dated June 3, 2015, which must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response.

2. We note from your response to prior comment one that your 10-year historical average charter rate is most likely to encompass the charter rate cycles. In looking at the Baltic Dry Index performance between 1985 to present, it appears that the activity during the shipping boom between 2003 and 2008 represents an anomaly that has not repeated in any cyclical fashion. Please tell us why you did not adjust your 10-year historical average rate to exclude anomalous activity during the shipping boom. In this regard,

please provide us with the factors you considered to assume that charter rates will repeat the cycle present in your graphs in Appendix I and how you consider the magnitude of volatility in your analysis. As part of your response, please tell us how the 10-year historical average charter rate compares with rates used in internal budgets. To the extent it differs, please provide us with detailed explanations supporting any material difference.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief